

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Via E-mail</u>   October 16, 2013

Mr. Richard A. Maue
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT 06902

> **RE: Crane Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-01657**

Dear Mr. Maue:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

1. In your discussion and analysis of results of operations regarding material changes in your total net sales, total segment operating profit, net sales by segment and operating profit by segment, you cite several references to higher sales volume, unfavorable sales mix and higher raw material costs as contributing factors regarding these changes. In future filings, please expand your discussion to quantify the effects of sales volume, sales prices, raw material prices and related product sales mix, to the extent possible, and explain the underlying causes to allow the reader to assess the relative importance and overall significance. Where you discuss a shift in product mix, provide a detailed explanation of the nature of the shift and underlying reasons. Address the expected future impact of related trends. Please provide us with a draft disclosure on your 2012 operating results that is responsive to this comment. Refer to Section 501.04 of the Codification of Financial Reporting Policies and SEC Release 33-8350.

<u>Goodwill and Other Intangible Assets, page 34</u>

2. As you describe in your impairment assessment of goodwill and in Note 1 – Significant Accounting Policies, page 48, for intangible assets please provide expanded, quantified

disclosure providing investors with more insight into the assumptions used in your assessment of the factors that could indicate that an impairment may exist, including the following disclosures where material:

- how the assumptions compare to recent operating performance,
- the basis for any assumptions that differ significantly from recent operating performance, including net sales trend and growth rate and operating margin,
- the sensitivity of the results of your impairment assessment to the assumptions, and
- the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies. Please also tell us whether you have any material intangible assets that have either generated losses or have significantly underperformed. Further, quantify for us the amounts of any intangible assets recorded by your Fluid Handling segment that incurred the restructuring for which recoverability may be at risk. If an impairment of those assets could reasonably be expected to materially impact quarterly or annual consolidated or segment operating results, provide us your recoverability analysis. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, Alfred Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief